Exhibit 99.5

NICE Actimize Positioned as Highest-Scoring Vendor Across
Technology Excellence Metrics in 2022 Quadrant Knowledge
Anti-Money Laundering Report

Using AI and Machine Learning, NICE Actimize’s solution optimizes detection models and uses predictive analytics to identify and prioritize suspicious alerts

Hoboken, N.J., April 12, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been ranked by global advisory and consulting firm Quadrant Knowledge Solutions as the highest-scoring AML solutions vendor across Technology Excellence metrics in its recently released 2022 “SPARK Matrix™ Anti-Money Laundering (AML) Solution” report. The Quadrant Knowledge Solutions study, which provides competitive analysis and a ranking of the leading anti-money laundering vendors in the form of its proprietary SPARK Matrix, scored NICE Actimize and its consolidated Anti-Money Laundering solutions highest across technology excellence.

Marking the third consecutive year for NICE Actimize’s leadership in the Quadrant Knowledge Solutions SPARK Matrix™ for AML, a complimentary copy of the 2022 report may be downloaded by clicking here.

Positioning NICE Actimize as a 2022 top performer and technology leader in the global anti-money laundering solutions market, Quadrant Knowledge noted, “NICE Actimize's AML solutions provide a customizable alert and case lifecycle management ecosystem enabling users to build flexible alert workbench views per the organizational alert management policies.”

According to the Quadrant Knowledge Solutions report, “NICE Actimize is also developing its network analytics, identity resolution and data intelligence offerings and planning launches of new solutions that will enhance its onboarding capability and drive a greater understanding of entities and their risk. NICE Actimize plans to take a truly entity-centric approach by delivering a single trust score for customers derived from data across the whole organization.”

The report also said, “Using AI and Machine Learning, the solution creates intelligent peer segments, optimizes detection models to aid detection accuracy and uses predictive analytics to identify and prioritize truly suspicious alerts, sending high-risk alerts to the right team at the right time and ensuring effective outcomes and accurate SAR filings.

“With its analytical AML solution, NICE Actimize offers comprehensive features such as configured alert prioritization via getNEXT, advanced BI reporting, unique identity resolution, and more. The company is well-equipped to handle AML issues and new and evolving threats, backed up by a wide range of AI and ML capabilities, including suspicious cryptocurrency activity or transactions, correspondent banking, and trade-based money laundering,” said Pradnya Gugale, Analyst, Quadrant Knowledge Solutions. “With its overall solution offering, robust roadmap, strong customer value proposition, and domain expertise, NICE Actimize has received strong ratings across the parameters of technology excellence and customer impact and has retained its leadership position in the SPARK Matrix: Anti-Money Laundering (AML), 2022.”

“NICE Actimize’s advanced anti-money laundering solutions protect financial services organizations by providing a single integrated view of customer risk for more precise customer lifecycle risk management,” said Craig Costigan, CEO, NICE Actimize. “Our AML solutions bring together AI, machine learning and robotic process automation (RPA) to enable end-to-end coverage to more effectively monitor suspicious activity while ensuring our customers are always up-to-date with regulatory compliance requirements.”

The Quadrant Knowledge report analysis stated, “Some of the differentiators of NICE Actimize’s AML product include predictive scoring for prioritization of high-risk alerts that will result in a SAR and identification of false-positive indicators; advanced segmentation to automatically and intelligently separate the bank's account and customer populations based on homogeneous activity to aid detection threshold allocation corresponding to the risk and activity level of each segment.”

Additionally, the report stated, “In terms of reporting, NICE Actimize offers extensive model change documentation, including details on the type, time of deployment, and impact. It also enhances quick auditability with a snapshot view of the customer at any point in time throughout their lifecycle.”

For additional information: please read more about NICE Actimize’s anti-money laundering suite here.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.